Exhibit 99.1

ICON Reports Second Quarter 2021 Results

Highlights

  Record net business wins in the quarter of $1,106 million, an increase of 21.6% year on year; a net book to bill of 1.27.
  Record closing backlog of $10.2 billion, an increase of 12.7% year on year.
  Quarter 2 reported revenue of $871.2 million representing a year on year increase of 40.5% and 1.5% increase on Quarter 1 2021.
  Adjusted income from operations* amounted to $132.9 million or 15.3% of revenue, a year on year increase of 77.1%. Adjusted net income attributable to the Group* was $113.2 million or $2.12 per diluted share, compared to $1.20 per share for the equivalent prior year period, an increase of 76.8%.
  US GAAP income from operations amounted to $112.9 million or 13.0% of revenue, a year on year increase of 98.2%. US GAAP net income attributable to the Group was $73.9 million or $1.38 per diluted share, compared to $0.90 per share for the equivalent prior year period, an increase of 53.3%.
  Strong cash generation resulting in a record gross cash position of $1,057 million. Days sales outstanding reduced to 35 days from 53 days at June 30, 2020.
  Net business wins for PRA’s Clinical Research segment for Quarter 2 including reimbursement revenue was approximately $1,191 million; a net book to bill of 1.21. Quarter 2 revenue was approximately $1,047 million, a year on year increase of 43.5%.
  Following completion of our acquisition of PRA Health Sciences on July 1, 2021, new revenue and EPS guidance is issued including PRA Health Sciences for quarters 3 and 4. Full year 2021 revenue guidance issued in the range of $5,300 - $5,500 million, representing a year over year increase of 89.5% - 96.6%. Full year 2021 adjusted earnings per share guidance issued in the range of $9.10 - $9.50, representing a year over year increase of 39.4% - 45.5%. Adjusted earnings per share to exclude amortization, stock compensation and transaction-related / integration-related costs.

*before transaction-related costs and integration-related costs.

DUBLIN--(BUSINESS WIRE)--July 21, 2021--ICONplc (NASDAQ: ICLR), a world-leading healthcare intelligence and clinical research organisation, today reported its financial results for the second quarter ended June 30, 2021.

CEO Dr. Steve Cutler commented, “ICON’s quarter 2 results show continuing progress and represent a strong platform for sustained future growth. During the quarter, ICON’s net business wins were a record $1,106 million, representing a robust book to bill of 1.27. We grew our backlog 13% year over year to $10.2 billion, revenue grew 40.5% to $871 million and adjusted earnings per share increased 76.8% year over year to $2.12.

As announced on 1st July, ICON’s acquisition of PRA brings together two complementary organisations to create a world leading healthcare intelligence and clinical CRO. We expect to create significant long-term shareholder value by combining revenue growth from enhanced service offerings, innovative solutions and increased scale with our best in class global support services model. As a result of this acquisition we are updating our 2021 outlook with revenue guidance in the range of $5,300 - $5,500 million and adjusted earnings per share guidance in the range of $9.10 - $9.50.”

Second Quarter 2021 Results

Gross business wins in the second quarter were $1,316 million and cancellations were $210 million. This resulted in net business wins of $1,106 million and a book to bill of 1.27.

Reported revenue for Quarter 2 was $871.2 million. This represents a year on year increase of 40.5% or 37.5% on a constant currency basis.

US GAAP income from operations amounted to $112.9 million or 13.0% of revenue, a year on year increase of 98.2%. Adjusted income from operations* in the quarter was $132.9 million or 15.3% of revenue compared to $75.0 million or 12.1% of revenue for Quarter 2 2020. This represents a year on year increase of 77.1%.

US GAAP net income attributable to the Group was $73.9 million or 8.5% of revenue. Adjusted net income* attributable to the Group for the quarter was $113.2 million or 13.0% of revenue compared with $63.6 million or 10.3% of revenue in Quarter 2 2020. This represents year on year growth of 78.0%.

US GAAP earnings per share attributable to the Group on a diluted basis was $1.38 compared to $0.90 per share for the equivalent prior year period, an increase of 53.3%. Adjusted earnings per share* attributable to the Group on a diluted basis was $2.12, compared to $1.20 per share for Quarter 2 2020. This represents a year on year increase of 76.8%. Quarter 2 earnings per share excluding amortization, stock compensation and transaction-related / integration-related costs was $2.27.

During the quarter the company recorded $42.1 million of transaction-related/ integration-related costs. On a comparative basis, non-GAAP days sales outstanding were 35 days at June 30, 2021, compared with 39 days at the end of March 2021 and 53 days at the end of June 2020.

Cash generated from operating activities for the quarter was $128.4 million. During the quarter, $12.9 million was spent on capital expenditure. As a result, at June 30, 2021 the Group had net cash of $707.2 million, compared to net cash of $595.6 million at March 31, 2021 and $244.0 million at the end of June 2020.

Year to date 2021 Results

Gross business wins year to date were $2,611 million and cancellations were $404 million. This resulted in net business wins of $2,206 billion and a book to bill of 1.28.

Year to date reported revenue was $1,729.4 million. This represents a year on year increase of 29.5% or 27.0% on a constant currency basis.

US GAAP income from operations year to date amounted to $228.9 million or 13.2% of revenue. Adjusted income from operations* year to date was $261.4 million or 15.1% of revenue compared to $181.3 million or 13.6% of revenue for Quarter 2 2020. This represents a year on year increase of 44.2%.

US GAAP net income attributable to the Group year to date was $171.0 million or 9.9% of revenue. Adjusted net income* attributable to the Group year to date was $222.8 million or 12.9% of revenue compared with $155.3 million or 11.6% of revenue in Quarter 2 2020. This represents year on year growth of 43.5%.

US GAAP earnings per share attributable to the Group on a diluted basis year to date was $3.21 compared to $2.51 per share for the equivalent prior year period. Adjusted earnings per share* attributable to the Group on a diluted basis year to date was $4.18, compared to $2.89 per share for Quarter 2 2020. This represents a year on year increase of 44.6%. Year to date earnings per share excluding amortization, stock compensation and transaction-related / integration-related costs was $4.46.

* before transaction-related costs and integration-related costs.

Second Quarter 2021 Results for PRA Health Sciences, Inc. and Subsidiaries

Net new business for PRA’s Clinical Research segment for the three months ended June 30, 2021 including reimbursement revenue was approximately $1,191 million, representing a net book-to-bill of 1.21 for the period.

For the three months ended June 30, 2021, revenue was approximately $1,047 million, which represents an increase of 43.5% compared to the three months ended June 30, 2020.

GAAP net income was approximately $71 million for the three months ended June 30, 2021, or $1.06 per share on a diluted basis, compared to GAAP net income of $13.9 million for the three months ended June 30, 2020, or $0.22 per share on a diluted basis.

Adjusted net income was approximately $96 million for the three months ended June 30, 2021, representing an increase of 73.6% compared to the three months ended June 30, 2020. Adjusted earnings per share was approximately $1.43 for the three months ended June 30, 2021, representing an increase of 66.6% compared to the three months ended June 30, 2020.

Days sales outstanding (DSO) was approximately 14 days at June 30, 2021.

Other Information

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. Non-GAAP operating and net income and non-GAAP diluted earnings per share exclude transaction-related costs. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

Adjusted earnings per share attributable to the Group (Non-GAAP) has been computed by dividing non-GAAP net income attributable to the Group by the weighted average number of shares outstanding. GAAP earnings per share attributable to the Group has been computed by dividing net income attributable to the Group plus a GAAP charge associated with non-controlling interest in MeDiNova Research (“MeDiNova”) by the weighted average number of shares outstanding. ICON purchased a majority shareholding in MeDiNova on May 23, 2019. ICON exercised its call on the outstanding shares in MeDiNova and derecognized the non-controlling interest effective from March 2020.

For guidance purposes adjusted earnings per share excludes amortization, stock compensation and transaction-related / integration-related costs.

ICON will hold a conference call tomorrow, July 22nd, 2021 at 09:00 EDT [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, the impact of COVID-19 on our business, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a world-leading healthcare intelligence and clinical research organisation. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organisations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 16,480 employees in 89 locations in 45 countries as at June 30, 2021. For further information about ICON, visit: www.iconplc.com and www.iconplc.com/pra.

Source: ICON plc

Contact: Investor Relations +1888 381 7923 or
Brendan Brennan Chief Financial Officer +353 1 291 2000
Jonathan Curtain Vice President Corporate Finance and Investor Relations +353 1 291 2000
All at ICON.

ICON plc
Condensed Consolidated Statements of Operations
(US GAAP)
Three and Six Months ended June 30, 2021 and June 30, 2020
(Dollars, in thousands, except share and per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June	June	June	June
	30, 2021	30, 2020	30, 2021	30, 2020
Revenue	871,155	620,228	1,729,353	1,335,330

Costs and expenses:
Direct costs	(631,123)	(445,833)	(1,257,367)	(951,126)
Selling, general and administrative expense	(109,884)	(83,499)	(208,419)	(170,695)
Depreciation and amortization	(17,276)	(15,858)	(34,681)	(32,180)
Restructuring costs	-	(18,089)	-	(18,089)

Total costs and expenses	(758,283)	(563,279)	(1,500,467)	(1,172,090)

Income from operations	112,872	56,949	228,886	163,240

Net interest expense	(24,365)	(2,779)	(26,835)	(4,151)

Income before provision for income taxes	88,507	54,170	202,051	159,089

Provision for income taxes	(14,133)	(6,410)	(30,281)	(19,000)

Income before share of earnings from equity method investments	74,374	47,760	171,770	140,089

Share of equity method investments	(509)	-	(783)	-

Net income	73,865	47,760	170,987	140,089

Net income attributable to non-controlling interest	-	-	-	(633)

Net income attributable to the Group	73,865	47,760	170,987	139,456

Net income per Ordinary Share attributable to the Group:

Basic	$1.40	$0.91	$3.23	$2.55

Diluted	$1.38	$0.90	$3.21	$2.51

Weighted average number of Ordinary Shares outstanding:

Basic	52,909,368	52,570,104	52,860,414	52,959,229

Diluted	53,381,501	53,028,567	53,294,435	53,691,138

(Non-GAAP)
Three and Six Months ended June 30, 2021 and June 30, 2020
(Dollars, in thousands, except share and per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June	June	June	June
	30, 2021	30, 2020	30, 2021	30, 2020
Revenue	871,155	620,228	1,729,353	1,335,330

Costs and expenses:
Direct costs	(631,123)	(445,833)	(1,257,367)	(951,126)
Selling, general and administrative expense	(89,867)	(83,499)	(175,901)	(170,695)
Depreciation and amortization	(17,276)	(15,858)	(34,681)	(32,180)

Total costs and expenses	(738,266)	(545,190)	(1,467,949)	(1,154,001)

Income from operations	132,889	75,038	261,404	181,329

Net interest expense	(2,240)	(2,779)	(4,357)	(4,151)

Income before provision for income taxes	130,649	72,259	257,047	177,178

Provision for income taxes	(16,984)	(8,671)	(33,416)	(21,261)

Income before share of earnings from equity method investments	113,665	63,588	223,631	155,917

Share of equity method investments	(509)	-	(783)	-

Net income	113,156	63,588	222,848	155,917

Net income attributable to non-controlling interest	-	-	-	(633)

Net income attributable to the Group	113,156	63,588	222,848	155,284

Adjusted net income per Ordinary Share attributable to the Group:

Adjusted basic (non-GAAP)	$2.14	$1.21	$4.22	$2.93

Adjusted diluted (non-GAAP)	$2.12	$1.20	$4.18	$2.89

Weighted average number of Ordinary Shares outstanding:

Basic	52,909,368	52,570,104	52,860,414	52,959,229

Diluted	53,381,501	53,028,567	53,294,435	53,691,138

ICON plc
Summary Consolidated Balance Sheet Data
June 30, 2021 and March 31, 2021
(Dollars, in thousands)

	June 30,	March 31,
	2021	2021
	(Unaudited)	(Unaudited)

Cash and short-term investments	1,057,225	944,184
Debt	(350,000)	(348,592)
Net cash/(debt)	707,225	595,592

Net Accounts Receivable	417,403	465,585

Working Capital	1,180,347	1,088,833

Total Assets	3,584,464	3,466,576

Shareholder's Equity	2,027,943	1,934,171

PRA Health Sciences, Inc. and Subsidiaries
Reconciliation of non-GAAP measures
Three and Six Months ended June 30, 2021 and June 30, 2020
(Dollars, in thousands, except share and per share data)
(Unaudited)

	Three Months Ended		Six Months Ended

	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Net income attributable to PRA Health Sciences, Inc.	71,068	13,874	128,008	54,534
(Benefit from) provision for income taxes	(12,995)	7,112	6,702	23,983
Amortization of intangible assets	17,775	19,030	35,714	38,157
Amortization of deferred financing costs	422	421	842	842
Amortization of terminated interest rate swaps	-	1,562	-	3,127
Stock-based compensation expense (a)	18,732	15,845	37,504	31,270
Loss (gains) on disposal of fixed assets, net (b)	14	194	138	175
Foreign currency losses (gains), net (c)	6,116	10,768	(6,272)	2,926
Other non-operating expense, net (d)	(87)	(23)	(42)	(18)
Transaction-related costs (e)	23,415	-	36,852	609
Acquisition-related costs (f)	-	406	-	1,245
Non-cash rent adjustment (g)	(652)	1,087	(1,573)	579
Other charges (h)	764	1,469	3,028	1,750
Adjusted pre-tax income	124,572	71,745	240,901	159,179
Adjusted tax expense (i)	28,651	16,501	55,407	36,611
Adjusted net income	95,921	55,244	185,494	122,568

Diluted weighted average common shares outstanding	67,166	64,457	66,670	64,398

Adjusted net income per diluted share	1.43	0.86	2.78	1.90
a	Stock-based compensation expense represents the amount of recurring non-cash expense related to the Company’s equity compensation programs.
b

Loss (gains) on disposal of fixed assets represents the costs incurred in connection with the sale or disposition of fixed assets, primarily IT equipment and furniture and fixtures. We exclude these losses from adjusted EBITDA and adjusted net income because they result from investing decisions rather than from decisions made related to our ongoing operations.

c

Foreign currency losses (gains), net primarily relates to gains or losses that arise in connection with the revaluation of short-term inter-company balances between our domestic and international subsidiaries. In addition, this amount includes gains or losses from foreign currency transactions, such as those resulting from the settlement of third-party accounts receivable and payables denominated in a currency other than the local currency of the entity making the payment. We exclude these gains and losses from adjusted EBITDA and adjusted net income because they result from financing decisions rather than from decisions made related to our ongoing operations and because fluctuations from period- to- period do not necessarily correspond to changes in our operating results.

d	Other non-operating expense, net represents income and expense that are non-operating and whose fluctuations from period- to- period do not necessarily correspond to changes in our operating results.
e

Transaction-related costs include fees associated with costs associated with acquisition related earn-out liabilities, our secondary offerings, stock-based compensation expense related to the transfer restrictions on vested options, the amendment to our accounts receivable financing agreement, and expenses associated with our acquisitions.

f

Acquisition-related costs primarily consist of professional fees, rebranding costs, the elimination of redundant facilities and any other costs incurred directly related to the integration of these acquisitions.

g

We have escalating leases that require the amortization of rent expense on a straight-line basis over the life of the lease. The non-cash rent adjustment represents the difference between rent expense recorded in the consolidated statement of operations and the amount of cash actually paid.

h	Represents charges incurred that are not considered part of our core operating results.
i	Represents the tax effect of adjusted pre-tax income at our estimated effective tax rate.

ICON/ICLR-F

Contacts

Contact:
Investor Relations +1 888 381 7923 or
Brendan Brennan Chief Financial Officer +353 1 291 2000
Jonathan Curtain Vice President Corporate Finance & Investor Relations +353 1 291 2000
http://www.iconplc.com